082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 MAR 31 A 11: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

SUPPL

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	61881165623
Date:	28/03/2008 6:10:24 PM	**No of pages:**	2 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached ASX Media Release re Santos Dividend Reinvestment Plan.

[redacted]

08001544

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Dean Bowman
+61 8 8218 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

28 March 2008

Santos Dividend Reinvestment Plan (DRP)

On 21 February 2008 Santos announced a fully franked final dividend of twenty cents per share would be paid on 31 March 2008 to shareholders on record as at 3 March 2008.

It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the arithmetic average of the daily weighted average on market price ("average market price") over a period of 10 business days commencing on the business day after the dividend record date with no discount to apply.

This notification is to advise that the DRP average market price is $12.641600.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	61881165623
Date:	28/03/2008 5:32:54 PM	**No of pages:**	**11 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Shareholder Update 2007.

Santos

Transformation

Shareholder Update **2007**



Inside:

- 2007 operating and financial highlights
- Review from the Chairman and Managing Director
- Progress made on the growth strategy in 2007:
  - LNG projects
  - Eastern Australia gas
  - Cooper Basin oil
  - Western Australia oil and gas
  - Asian growth

2007 operating and financial hig

- Production of 59.1 mmboe and sales revenue of $2.5 billion, in line with forecast.
- EBITDAX of $1,733 million.
- Net profit after tax of $441 million, down 32%, negatively impacted by higher depreciation and depletion, and one-off items.
- Full-year dividend unchanged at 40 cents per share.
- Strong 2007 reserves replacement ratio of 175% (Proven) and 178% (Proven plus Probable).
- Contingent resources increased 15% to 2.6 billion boe.

	2007	2006
Sales ($million)	**2,488.5**	2,750.3
Operating profit before tax ($million)	**601.0**	964.7
Cash flow from operations ($million)	**1,213.9**	1,550.3
Earnings per share (cents)	**68.9**	102.8
Ordinary dividends per share (cents)	**40.0**	40.0
Cash flow per share (cents)	**205.6**	260.0
Total shareholders' funds ($million)	**3,310.5**	3,355.5
Return on average ordinary equity (%)	**15.2**	23.8
Return on average capital employed (%)	**10.4**	15.1
Net debt/(net debt plus equity) (%)	**36.4**	30.2
Net interest cover (times)	**6.4**	10.1

Santos share price vs ASX All Ordinaries Index three-year relative performance


$
16
14
12
10
8
Jan 2005
Jan 2006
Jan 2007
Dec 2007
Santos (STO)
ASX All Ordinaries

...lights

Safety improved

- Santos improved safety during 2007 with injury rate, as measured by total recordable case frequency rate, falling by 17% to 5.3 in 2007.

Reserves grow strongly, at low cost

- Proven plus Probable year-end reserves increased to 879 mmboe, representing a reserve replacement ratio of 178% for 2007 and a three-year rolling average of 234%. Over the past four years, Santos has also reduced the cost of a replacement barrel to around $13, from about $17 in 2004.

Successful off-market buy-back

- Santos completed an off-market buy-back for approximately $300 million of ordinary shares. The Company acquired 4.1% of its issued capital at the maximum discount of 14% to the prevailing market price.

Shareholder cap to go

- The South Australian Government repealed legislation restricting any one shareholder from having more than 15% of Santos' shares, enhancing the Company's ability to pursue its growth strategy.

United States business divested

- Santos finalised the sale of its United States business, entering into agreements to sell these interests for approximately US$70 million as part of its broader strategy to focus its international business in Asia.

Moomba Carbon Storage progressed

- The Moomba Carbon Storage project has the potential to create a practical and world-leading climate change facility supporting clean energy throughout eastern Australia. Santos is continuing to pursue support for this project with a range of stakeholders.

Review by Stephen Gerlach, Chairman, and John Ellice-Flint, Managing Director



Many critical pieces of Santos' growth strategy were put into place during 2007. The international trends for the oil and gas industry are becoming increasingly clear and Santos is well positioned to capitalise on them.

As Australia's largest domestic gas producer, Santos has the scale, expertise and cash flow to take our business to the next level.

We intend to provide reliable liquefied natural gas (LNG) exports and grow our LNG portfolio to greater than 50% of our total production by 2020 through an industry-leading project at Gladstone in Queensland: the world's first large-scale project to convert coal seam gas to LNG.

Other priorities include the expansion of Darwin LNG, development of Papua New Guinea's first LNG project, and continuing to build our business in Asia. Our recent entries into Vietnam, India and Bangladesh add to our established position in Indonesia and Papua New Guinea.

In the immediate term, Santos' outlook for 2008 is for production of 56-58 mmboe, marginally down on 2007.

Volume gains from attractive development projects, such as Henry and Kipper in Victoria, Reindeer in Western Australia and Chim Sao in Vietnam, will arrest this decline as we build momentum toward a step change in cash flow growth.

We look forward to a return to production growth in 2009. The next few years promise to be exciting for our shareholders, employees, customers and partners as we realise our vision to be a leading energy company in Asia.



Stephen Gerlach
Chairman

13 March 2008

John Ellice-Flint
Managing Director

13 March 2008

LNG projects

- $7 billion Gladstone LNG project announced, with site acquired and Significant Project status granted by the Queensland Government.
- Santos share in Darwin LNG increased from 10.6% to 11.4% through a reserves redetermination process.
- Appraisal and concept studies of Timor/Bonaparte region continued to support further potential expansion of Darwin LNG.
- PNG LNG pre-front-end engineering and design progressed, along with regulatory processes.

Santos' plan to build an LNG business from its eastern Australia coal seam gas resources is a transformational initiative.

The $7 billion Gladstone LNG project augments Santos' leadership position in the domestic Australian gas market and is the leading proposal to export Queensland gas to world markets.

Gladstone LNG sits strategically with Santos' other LNG initiatives in Darwin, Papua New Guinea and, potentially, in the Browse and Kutei Basins in Western Australia and Indonesia respectively.

Over the past five years, the global LNG market has changed dramatically, with the terms of trade now much more favourable to producers. Between 2000 and 2002, contracts to sell LNG to China enabled the development of several major projects, but at prices near historic lows.

The rising energy prices of recent years, accompanied by the stronger linkages of world gas and oil prices, means Santos is developing its LNG projects at the right time.



Eastern Australia gas

- Coal seam gas activity increased to support Gladstone LNG.
- Cooper Basin ethane contract with Qenos extended.
- Henry and Kipper gas projects, offshore Victoria, sanctioned.
- Conditional contracts finalised to process and purchase gas and liquids from the Longtom field, offshore Victoria.

Recent years have seen a significant transformation of the eastern Australia gas sector including the near-term prospect of production and export of LNG from Australia's east coast, the growing importance of coal seam gas and new pipeline interconnections which have improved market flexibility.

Along with these changes, domestic gas demand is forecast to increase rapidly as it becomes the low carbon emission fuel of choice for the next generation of power stations in eastern Australia.

Santos is in a competitive position to benefit from these changes. The Company has a high quality portfolio of strategically important assets and infrastructure, and is a low cost producer.

In coal seam gas, Santos' Fairview field in Queensland rates as one of the best of its type in the world and the Company is continuing to build on its leading position in this sector.

In Victoria, Santos sanctioned two of the Company's next wave of gas development projects during 2007: Henry in the Otway Basin and Kipper in the Gippsland Basin. Conditional contracts were also finalised with Nexus Energy to process and purchase up to 350 petajoules of gas and liquids from the Longtom field.



Fairview coal seam gas field, Queensland

Cooper Basin oil

- 132 wells drilled with a 73% success rate.
- 8 million barrels of Proven plus Probable reserves added.
- Production rates of approximately 9,100 barrels of oil per day net to Santos.

Santos' intensive Cooper Basin Oil project continued in 2007 with 132 wells drilled compared to 108 in 2006.

The well success rate of 73% maintained a strike rate since launching the project of around 75% – a better performance than any other company operating in the Cooper Basin. This enabled Santos to increase Proven plus Probable reserves by 8 million barrels.

Santos met considerable challenges during 2007. Heavy rains in the first half of the year limited the movement of rigs and construction crews. Associated cooler weather also caused problems in the transportation by pipeline of high pour-point (thick viscous) oil from some wells.

Another impediment was the closure of the Moonie to Brisbane pipeline after a leak occurred in suburban Brisbane in late July.

In addition to the immediate emergency response and ongoing management at the site of the leak, Santos responded by arranging an intensive trucking program and the installation of additional truck loading facilities to transport oil from Moonie to Brisbane and Moomba by road.

A key focus for 2008 is to build a larger inventory of drilling opportunities to provide more flexibility, and to continue to optimise the portfolio.



Western Australia oil and gas

- Western Australia gas prices continue to move higher.
- Three new contracts to sell gas from the offshore John Brookes field awarded by Newmont, Barrick Gold and Jabiru Metals.
- Front-end engineering and design started for the offshore Reindeer gas field.

The increasing demand for natural gas to power the Western Australia resources industry is benefiting Santos as the true economic and environmental value of this natural resource is being realised.

Western Australia has benefited for many years from a major investment in LNG infrastructure and associated domestic gas supply. However, further development of domestic gas has fallen behind the rapidly increasing demand to meet the state's booming economy.

This dynamic is now changing and the new higher pricing paradigm is enabling the development of the Reindeer gas field to supply additional gas to the Western Australia market.

Front-end engineering and design studies for the development of Reindeer in the Carnarvon Basin, offshore from Dampier, were completed in late 2007. Project sanction is anticipated in the first quarter of 2008.

Three exploration wells are scheduled to be drilled by Santos in Western Australia in 2008: the Ichthys North-1 gas well in the Browse Basin, the Johnson-1 oil well in the Carnarvon Basin, and the Charon-1 oil well in the Houtman Basin.

In addition, two near-field oil exploration wells are scheduled to be drilled on the Adams and Fletcher North prospects, near the Mutineer-Exeter Field in the Carnarvon Basin.



Mutineer-Exeter oil fields offshore Western Australia

Asian growth

- Oil production started from the Oyong field, offshore East Java.
- New country entry into India and Bangladesh, with Magnama well results under evaluation.
- Three-dimensional seismic survey acquired over Song Hong Basin, offshore Vietnam.

Santos is uniquely positioned to become a leading energy company in South East Asia.

The Company's competitive advantages in this region stem from deep knowledge of the hydrocarbon basins and systems, regional experience and extensive industry and political networks.

Oil production from the Oyong field in the Sampang PSC, 70 kilometres east of Surabaya, started in September 2007, with production in line with expectations at 8,000 barrels of oil per day.

Phase 2 of Oyong was approved for development in December 2007 and will develop the gas reserves, with first production anticipated in the third quarter of 2009.

In Vietnam, Santos is progressing with concept design studies for the Chim Sao (Blackbird) and Dua oil discoveries – partnering with Premier Oil and Delek Energy, and targeting a project sanction decision in 2008.

Santos was awarded two blocks in the northern Bay of Bengal, offshore India, during February 2007 and various assets in Bangladesh in October 2007. The exploration drilling of the Magnama-1 well encountered approximately 20–40 metres of gas-charged sands and the results are being further evaluated.



Oyong oil field, offshore East Java

Santos

This Shareholder Update provides a snapshot of Santos' operational and financial highlights for the 2007 financial year. For a more comprehensive analysis of the Company's performance, financial position and future prospects, please consult the full Annual Report which is available on the Santos website www.santos.com.

Santos Ltd
ABN 80 007 550 923

Registered Head Office and Share Register

Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone 61 8 8116 5000
Facsimile 61 8 8116 [illegible]

Useful email contacts

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

Website

www.santos.com

Change to distribution of Santos Annual Report

As a result of the changes made to the Corporations Act, shareholders no longer automatically receive a Santos Annual Report.

Santos continues to produce an Annual Report, however, it is only mailed to those shareholders who advise the Company that they wish to receive one. The Company also publishes its Annual Report on the Santos website www.santos.com.

This Shareholder Update has been mailed to all shareholders who have not requested a Santos Annual Report.

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	28/03/2008 5:28:54 PM	**No of pages:**	**5 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos 2008 Notice of Annual General Meeting.

Santos

Notice of Annual General Meeting



Notice is hereby given that the Annual General Meeting of members of Santos Limited will be held at the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide, South Australia on Friday 2 May 2008 at 10.00 am.

Santos Limited ABN 80 007 550 923

ORDINARY BUSINESS

1. To receive and consider the Financial Report for the year ended 31 December 2007 and the reports of the Directors and the Auditor thereon.

2. **To elect or re-elect Directors**

   (a) Mr Peter Roland Coates who was appointed a Director on 18 March 2008, retires in accordance with Rule 34(b) of the Company's Constitution and, being eligible, offers himself for election.

   (b) Mr Kenneth Alfred Dean retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

   (c) Mr Richard Michael Harding retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

3. **Remuneration Report**

To consider and, if thought fit, pass the following non-binding resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 31 December 2007 be adopted".

Note: The vote on this resolution is advisory only.

SPECIAL BUSINESS

4. **Directors' Fees**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, pursuant to Rule 36(a) of the Company's Constitution, the aggregate amount of remuneration that may be paid in any financial year to the Company's non-executive Directors be increased from $1,500,000 to $2,100,000, with effect from 1 January 2008".

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolution 4 by Directors and any of their associates, unless the vote is cast by a person:

- entitled to vote in accordance with the directions on the proxy form; or
- chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

VOTING ENTITLEMENT

The Board has determined in accordance with the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 5.00 pm (Adelaide time) on Wednesday, 30 April 2008.

By Order of the Board

J L Baulderstone
Secretary

Ground Floor
Santos Centre
60 Flinders Street
Adelaide, South Australia, 5000

28 March 2008

EXPLANATORY NOTES

1 Financial and Statutory Reports

As required by section 317 of the Corporations Act 2001, the Financial Report and the reports of the Directors and the Auditor for the financial year ended 31 December 2007 will be laid before the meeting.

During this item of business, shareholders will be given a reasonable opportunity to ask questions and make comments about the reports and the business and management of the Company. Shareholders will also be given a reasonable opportunity to ask a representative of the Company's Auditor, Ernst & Young, questions in relation to the conduct of the audit (including the independence of the Auditor), and the accounting policies adopted by the Company.

2 Election and re-election of Directors

Following a recommendation from the Nomination Committee of the Board, the Board appointed Mr Peter Roland Coates as a Director on 18 March 2008. Mr Coates is now standing for election at the first Annual General Meeting following his appointment, in accordance with Rule 34 of the Company's Constitution.

Rule 34 of the Company's Constitution also specifies that at every Annual General Meeting of the Company, one third of the Directors who have been longest in office since the date of their last election or appointment (excluding the Managing Director and any Director not yet elected) must retire. No Director may hold office without re-election beyond the third Annual General Meeting following the meeting at which the Director was last elected or re-elected. Accordingly, Mr Kenneth Alfred Dean and Mr Richard Michael Harding will each retire and seek re-election at the Annual General Meeting.

Details of each of the Directors standing for election or re-election are set out below:



Mr Peter Roland Coates

BSc (Mining Engineering). Age 62.

Peter Coates was appointed as an independent non-executive Director on 18 March 2008.

Mr Coates brings to the position extensive international experience, having grown a global business in the highly competitive mining sector through successful mergers and acquisitions. While doing so, he also played a key role in the development of industry leading workplace reporting and governance standards, for numerous joint venture partnerships and other UK and Australian listed companies.

Mr Coates held the position of Chief Executive Officer of Xstrata Coal, Xstrata plc's global coal business, since the company's inception as Glencore Coal in 1994 and throughout its transition to Enex Resources Ltd in 2001 and subsequent acquisition by Xstrata plc in 2002, until his retirement from the position in December 2007. Under his leadership, Xstrata Coal grew to become the world's leading exporter of thermal coal and a significant producer of coking coal, with more than 30 operations across South Africa, Australia and the Americas. Mr Coates has been Chairman of Xstrata Australia since January 2008.

In addition to his considerable coal industry experience, gained in Australia and South America, Mr Coates has also occupied senior positions in other commodities industries including nickel, iron ore and bauxite during his 40 years' experience in the mining sector.

Mr Coates is the immediate past Chairman of the Minerals Council of Australia and a past Chairman of the NSW Minerals Council and the Australia Coal Association. He was a director of these and other industry bodies during his role as Chief Executive of Xstrata Coal. He was also a member of the APEC 2007 Business Consultative Group and the Prime Minister's Emission Trading Task Group. Mr Coates is a current member of the Business Council of Australia.

The Nomination Committee proposed Mr Coates' appointment following an extensive search and review process for potential new Directors. In appointing Mr Coates, the Board took into

account the complementary skills and experience he would bring to the Board. Having been appointed as a Director on 18 March 2008, Mr Coates is required to seek election at this Annual General Meeting.

Mr Coates says: *"Santos is extremely well positioned to take advantage of the soaring energy demands of the developing world in the years ahead and I am excited to be joining a dynamic leadership team with a strong vision for the Company's strategic growth.*

"I believe my experience in the broader world energy marketplace and the experience gained in building Xstrata Coal to become the world's largest thermal coal exporter through organic and acquisitive growth strategies will enable me to provide a significant contribution to the future direction of Santos."

The Board (with Mr Coates abstaining) recommends that shareholders vote in favour of the election of Mr Coates.



Mr Kenneth Alfred Dean

BCom (Hons), FCPA, MAICD. Age 55.

Ken Dean was appointed as an independent non-executive Director on 23 February 2005. He is Chairman of the Audit Committee and a member of the Finance Committee of the Board. He has also been a Director of Santos Finance Ltd since 30 September 2005.

Mr Dean has over 33 years of financial experience in the international oil and gas industry. During his career he has held senior executive positions in Treasury, Audit, Accounting, IT and financial and corporate services. He is a Fellow of CPA Australia and a member of the Australian Institute of Company Directors.

He is Chief Financial Officer of Alumina Ltd and since October 2005 he has been an alternate director of Alumina Ltd and non-executive director of Alcoa of Australia Ltd, Alcoa World Alumina LLC and related companies. He is one of five members of the Strategic Council of Alcoa World Alumina and Chemicals.

His previous directorships include Shell Australia Ltd (1997 – 2001) and Woodside Petroleum Ltd (1998 – 2004). Mr Dean was formerly Chief Executive Officer of Shell Financial Services, a division of Shell International Ltd, and a member of the La Trobe University Council.

A Board review was conducted in late 2007, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Dean as a candidate for re-election.

Mr Dean describes the role of non-executive directors as *"much more than a necessary part of the legal governance of major companies. The business and technical perspectives brought by well-qualified independent directors greatly expand the capacity of the Company to develop and capture business opportunities.*

"I bring deep experience of commercial and financial management in the oil and gas industry, combined with wide, current involvement in international resources industries and economies, global financial markets and Australian and international accounting issues. With an understanding of the risks and opportunities in this industry, and with the experience, confidence and commitment to manage them, I will be pleased to continue to work on behalf of Santos shareholders to strengthen and grow the Company."

The Board (with Mr Dean abstaining) recommends that shareholders vote in favour of the election of Mr Dean.



Mr Richard Michael Harding

MSc. Age 58.

Mike Harding was appointed as an independent non-executive Director on 1 March 2004. He is Chairman of the Environment, Health, Safety and Sustainability Committee of the Board. He is also a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Board.

Mr Harding has extensive international oil and gas industry experience, particularly in terms of business and major project development. He also brings to the Board his experience as a non-executive director and Chairman of other ASX listed companies.

Since May 2006, Mr Harding has held the position of independent non-executive Chairman of Clough Ltd. He retired as non-executive Deputy Chairman of Arc Energy Ltd in May 2007, having taken up an appointment as a non-executive director in August 2003.

Mr Harding has been Chairman of the Ministry of Defence Project Governance Board – Land Systems Division (Army) since 2003. He is a former President and General Manager of BP Developments Australia Limited, with over 25 years of international experience with BP. Former positions include Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association.

A Board review was conducted in late 2007, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Harding as a candidate for re-election.

Mr Harding says: *"The short term performance and longer term strategy, in conjunction with the appropriate corporate governance and culture, are the basic drivers for Santos and its shareholders.*

"My experience in working internationally in the industry and with several other companies allows me to provide relevant input to the Board's deliberations relating to the above."

The Board (with Mr Harding abstaining) recommends that shareholders vote in favour of the election of Mr Harding.

3 Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 56 to 69 of the 2007 Annual Report which is available in printed form and on the Company's website (www.santos.com).

The Remuneration Report:

- outlines the key developments that impacted on Santos' remuneration strategy during 2007;
- explains the Board's policies in relation to the objectives and structure of remuneration;
- highlights the links between the Company's performance and the remuneration received by Directors and senior executives;
- provides a detailed summary of the components of remuneration for Directors and senior executives, including relevant performance conditions; and
- sets out the remuneration details for the Directors and other key management personnel of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote on the Remuneration Report is advisory only and does not bind the Directors or the Company, in accordance with section 250R of the Corporations Act 2001.

The Board recommends that shareholders vote to adopt the Remuneration Report.

4 Directors' Fees

In accordance with Rule 36(a) of the Company's Constitution and ASX Listing Rule 10.17, the Directors are seeking approval from shareholders to increase the maximum aggregate amount available for non-executive Directors' fees from $1,500,000 to $2,100,000 per year, an increase of $600,000 per year. The current maximum aggregate amount of $1,500,000 was approved by shareholders on 7 May 2004.

Fees paid to Directors out of the maximum aggregate amount approved by shareholders are reviewed periodically to ensure that they are appropriate. This proposal follows consideration of an external review of Directors' emoluments conducted by Egan Associates in December 2007, which included benchmarking comparisons of non-executive directors' fees and the maximum aggregate fee pools for similar companies. Details of fees paid to non-executive Directors in 2007 are provided in the Remuneration Report at pages 58 to 59 of the 2007 Annual Report.

The proposed maximum aggregate amount will provide flexibility to allow for payment of appropriate fees over time and taking into account the increasing time and responsibilities required of non-executive Directors generally and in particular with regard to:

- increasing corporate governance complexity and other compliance requirements; and
- the increasing growth in the size and scope of the Company's strategies and businesses as it continues to expand into new markets and new regions, particularly with reference to its oil and gas business, its growing LNG business and the expansion into Asia.

The proposed increase in the maximum aggregate amount will ensure that fees can be set at a sufficiently competitive rate to attract and retain non-executive Directors of the necessary qualifications and calibre to address the significant strategic and operational challenges for the Company as it pursues its growth strategy.

The Company's Constitution allows for a maximum of 10 Directors and the current number of Directors is 8, following the recent appointment of Mr Coates. The Board intends to make further non-executive Director appointments as part of an active Board renewal and succession planning process, which will ensure that the Company's interests are best served in the next period of growth. The proposed new maximum aggregate amount will accommodate the increase in the number of Directors as a result of Mr Coates' appointment, the intended appointment of other non-executive Directors in the short to medium term and other fee adjustments that may be required.

While the proposed increase would be effective as of 1 January 2008, it is not intended to distribute all of the $2,100,000, if approved, in the current year.

NOTES RELATING TO VOTING

1. The Board has determined in accordance with the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 5.00 pm on Wednesday, 30 April 2008.
2. On a poll, every member has one vote for every fully paid ordinary share held.
3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8116 5568 or by sending a fax to 08 8116 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.
4. A proxy need not be a member of the Company.
5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.
6. Where a member which is a corporation appoints a representative under section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A Form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.
7. Where a member appoints a body corporate as proxy, that body corporate will need to ensure that:
   - it appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act (the Form of Appointment included with this Notice can be used for this purpose); and
   - the instrument appointing the corporate representative is received by the Company at its registered office by the time referred to in paragraph 9 below.
8. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or where the person appointed on the form is absent.
9. Proxy forms must be received by the Company at its registered office – Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia 5000 (fax 08 8116 5950) or at its postal address, GPO Box 2455, Adelaide, South Australia 5001, not later than 10.00 am on Wednesday 30 April 2008.
10. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by a duly executed power of attorney. The power of attorney must be received by the Company at its registered office by the time referred to in paragraph 9 above.
11. If you wish to indicate how your proxy should vote, please mark the appropriate boxes on the proxy form. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

    If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

    For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	61881165623
Date:	28/03/2008 5:31:14 PM	**No of pages:**	**3 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Proxy Form.

Santos Ltd
ABN 80 007 550 923

Proxy Form

All communications to:
Ground Floor
Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5950

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the individual or body corporate you are appointing if this person is someone other than the Chairman of the Meeting) ☐

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Friday, 2 May 2008 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 10.00 am (Adelaide time) on Wednesday 30 April 2008.**

IMPORTANT: FOR RESOLUTION 4 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on resolution 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of this item of business and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on resolution 4 and your votes will not be counted in computing the required majority if a poll is called on this item of business. The Chairman of the Meeting intends to vote undirected proxies in favour of this item of business.

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) ☒ **in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.**

BUSINESS	For	Against	Abstain*
Resolution 2 (a) To elect Mr Peter Roland Coates as a director.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Kenneth Alfred Dean as a director.	☐	☐	☐
Resolution 2 (c) To re-elect Mr Richard Michael Harding as a director.	☐	☐	☐
Resolution 3 (Non-binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 4 To approve an increase of the maximum amount available for non-executive Directors' fees.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless a second proxy is appointed. ☐ % or ☐ number

B **SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED**

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2008

Contact Phone Number

Company Seal

For issuer sponsored holdings only, insert details of any change of address or amendment in the box below.

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the *Corporations Act 2001* or by an authorised officer or attorney of the securityholder. The completed form must be received at the Company's Registered Office no later than 10.00 am (Adelaide time) on Wednesday 30 April 2008.

Santos Ltd
ABN 80 007 550 923

Admittance Slip

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Friday, 2 May 2008 at 10.00 am are requested to complete this slip and present it at the registration desk.

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

Signature

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

Appointment of corporate representative

Pursuant to Section 250D of the *Corporations Act*

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting. In the case of a body corporate appointed by a member as proxy, this form must be returned to the Company at its registered office by 10.00 am (Adelaide time) on Wednesday, 30 April 2008. For a corporation that is a member, the appointed representative can present this form at the registration desk on the day of the meeting.

(Print the name of the corporation)

certifies that ______________________

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday, 2 May 2008 at 10.00 am and at any adjournment thereof.

Dated ______________________ 2008

COMPANY SEAL (if applicable)

*Director / Sole Director and Sole Secretary

*Director / Secretary

* delete as applicable

Shareholders' visit to Moomba

During the past twenty-six years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2008. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	Securities Exchange Commission	Fax:	0001112027729207
From:		Return Fax:	
Date:	31/03/2008 3:16:48 PM	No of pages:	7 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Ltd Appendix 3B - 31.03.2008.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**7,940,686**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$12.6416**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued to the Underwriter of the Dividend Reinvestment Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**31 March 2008**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**595,126,693**	**Fully paid ordinary shares.**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		400	**(i) held by eligible employees; and**
		75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,116,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		4,146,128	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
		14,847	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.
   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 March 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	31/03/2008 4:32:20 PM	**No of pages:**	**2 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Ltd ASX/Media Release dated 31.03.2008 re FUELS Dividend Rate.

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Dean Bowman
+61 8 8218 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

31 March 2008

FUELS Dividend Rate

Santos today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 6.6547% per annum for the dividend period from and including 31 March 2008 to 29 September 2008.

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 9.5067% per annum for the dividend period.

In accordance with the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, is set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first business day of the dividend period 31 March 2008 was 7.9567%.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	31/03/2008 2:55:36 PM	**No of pages:**	**14 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Santos Ltd Appendix 3B - 31.03.2008.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**1,300,848**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$12.6416**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued under the Dividend Reinvestment Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

31 March 2008

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

587,186,007	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,116,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
4,146,128	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
14,847	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 31 March 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**7,940,686**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$12.6416**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued to the Underwriter of the Dividend Reinvestment Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

31 March 2008

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

595,126,693	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,116,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
4,146,128	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
14,847	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 31 March 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	31/03/2008 12:22:06 PM	**No of pages:**	**3 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3Z Final Director's Interest Notice - JC Ellice-Flint.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LIMITED**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JOHN CHARLES ELLICE-FLINT
Date of last notice	7 MARCH 2008
Date that director ceased to be director	25 MARCH 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,000,000 fully paid ordinary shares 2,500,000 options, each over one ordinary share

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Pippi Beach Pty Ltd as Trustee for Pippi Beach Trust No. 1	141,817 fully paid ordinary shares
Jeach Pty Ltd as Trustee for Pippi Superannuation Fund	20,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

END

+ See chapter 19 for defined terms.